UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         COMMISSION FILE NUMBER 1-13002

                             CUSIP NUMBER 37933T209

(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

     For Period Ended: September 30, 1998

     |_| Transition Report on Form 10-K
     |_| Transition Report on Form 20-F
     |_| Transition Report on Form 11-K
     |_| Transition Report on Form 10-Q
     |_| Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  COMPLETE MANAGEMENT, INC.
                         -------------------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)

254 WEST 31ST STREET
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City, state and zip code  NEW YORK, NY 10001-2813
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant cannot file its Form 10-Q by the initial filing deadline for reports for the period ending September 30, 1998 because of delays in compiling financial information as a result of changes in its internal accounting and financial personnel and because of the need to review certain restructuring charges with its independent auditors.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

RONALD F. MATTHEWS                                  (212)        273-0600
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(Name)                                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The registrant expects to report Income (Loss) Before Income Taxes and Extraordinary Item, Net Income (Loss), Basic Net Income (Loss) and Diluted Net Income (Loss) per Share of ($90.0) million, ($61.8) million, ($4.51) and ($4.51) for the nine months ended September 30, 1998 as compared to Income (Loss) Before Income Taxes and Extraordinary Item, Net Income (Loss), Basic Net Income (Loss) Per Share and Diluted Income (Loss) Per Share of $10.6 million, $6.5 million, $0.64 and $0.58 in the comparable period of the prior year. The losses for the 1998 period reflected nonrecurring charges of $74.2 million resulting primarily, from the termination of services to Greater Metropolitan Medical Services and the termination or reduction in the level of services provided to certain other clients.

                            COMPLETE MANAGEMENT, INC.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


                               COMPLETE MANAGEMENT, INC.


Date  11/17/98                 By /s/ RONALD MATTHEWS
      --------                    ----------------------------------------------
                               Name:  RONALD MATTHEWS
                               Title: EXECUTIVE V.P. AND CHIEF FINANCIAL OFFICER

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)